SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Information to be included in Statements Filed Pursuant to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to Rule 13d-2 (Amendment No. __)

HORIZON LINES, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

      44044K101
(CUSIP Number)

                  December 7, 2011
(Date of Event Which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44044K101	13G	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Beach Point SCF I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 376,270
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 376,270
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 376,270
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.55%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 44044K101	13G	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Beach Point Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 376,270 (see Note 1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 376,270 (see Note 1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 376,270
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.55%
12	TYPE OF REPORTING PERSON HC

CUSIP No. 44044K101	13G	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON BPC Opportunities Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 264,138
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 264,138
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 264,138
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.63%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 44044K101	13G	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON BPC Opportunities Fund GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 264,138 (see Note 1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 264,138 (see Note 1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 264,138
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.63%
12	TYPE OF REPORTING PERSON HC

CUSIP No. 44044K101	13G	Page 6 of 12 Pages

ITEM 1.

(a)           Name of Issuer:  Horizon Lines, Inc. (“Horizon”)

(b)           Address of Issuer’s Principal Executive Offices:

4064 Colony Road, Suite 200
Charlotte, North Carolina 28211

ITEM 2.

(a)	Name of Person Filing:

Beach Point SCF I LP (“Beach Point SCF”)
Beach Point Advisors LLC (“Beach Point Advisors”)
BPC Opportunities Fund LP (“Beach Point Opportunities”)
BPC Opportunities Fund GP LP (“Beach Point GP”)

(b)           Address of Principal Business Office:

c/o Beach Point Capital Management LP
1620 26th Street, Suite 6000N
Santa Monica, California
90404

(c)           Citizenship:

Beach Point SCF	Delaware
Beach Point Advisors	Delaware
Beach Point Opportunities	Delaware
Beach Point GP	Delaware

(d)           Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Common Stock”)

(e)           CUSIP Number:  44044K101

ITEM 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 44044K101	13G	Page 7 of 12 Pages

ITEM 4.                  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)      Amount beneficially owned:

376,270 by each of Beach Point SCF and Beach Point Advisors (see Note 1)
264,138 by each of Beach Point Opportunities and Beach Point GP (see Note 1)

(b)           Percent of class:

14.55% by each of Beach Point SCF and Beach Point Advisors
10.63% by each of Beach Point Opportunities and Beach Point GP

The percent of class is based on 2,246,646 shares of Common Stock outstanding as of December 7, 2011, which reflects a 1-for-25 reverse stock split effected by an amendment, dated December 7, 2011, to Horizon’s Amended and Restated Certificate of Incorporation filed as Exhibit 3.1 to Horizon’s Form 8-K filed on December 13, 2011.

The Common Stock reported as beneficially owned by Beach Point SCF and Beach Point Opportunities (collectively, the “Funds”) in this Schedule 13G includes (i) shares of Common Stock held by the Funds, (ii) shares of Common Stock issuable to the Funds upon conversion of Horizon’s 6.00% Series A Convertible Senior Secured Notes due 2017, and (iii) shares of Common Stock issuable to the Funds upon the first mandatory conversion of Horizon’s 6.00% Series B Convertible Senior Secured Notes due 2017.

(c)      Number of shares as to which the person has:

(i)       Sole power to vote or to direct the vote:

0

(ii)      Shared power to vote or to direct the vote:

376,270 by each of Beach Point SCF and Beach Point Advisors (see Note 1)
264,138 by each of Beach Point Opportunities and Beach Point GP (see Note 1)

(iii)     Sole power to dispose or to direct the disposition of:

0

CUSIP No. 44044K101	13G	Page 8 of 12 Pages

(iv)    Shared power to dispose or to direct the disposition of:

376,270 by each of Beach Point SCF and Beach Point Advisors (see Note 1)
264,138 by each of Beach Point Opportunities and Beach Point GP (see Note 1)

** Note 1 * *
Beach Point Advisors is the sole general partner of Beach Point SCF.  As a result, Beach Point Advisors may be deemed to share beneficial ownership of the shares of Common Stock of Horizon held by Beach Point SCF.  Beach Point Advisors disclaims beneficial ownership of such securities.

Beach Point GP is the sole general partner of Beach Point Opportunities.  As a result, Beach Point GP may be deemed to share beneficial ownership of the shares of Common Stock of  Horizon held by Beach Point Opportunities.  Beach Point GP disclaims beneficial ownership of such securities.

ITEM 5.                  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

ITEM 6.                  Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

ITEM 8.                  Identification and Classification of Members of the Group

Not applicable

CUSIP No. 44044K101	13G	Page 9 of 12 Pages

ITEM 9.                  Notice of Dissolution of Group

Not applicable

ITEM 10.               Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 44044K101	13G	Page 10 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 19, 2011

BEACH POINT SCF I LP

By:	Beach Point Advisors LLC, its general partner

By:	/s/ Lawrence M. Goldman
Name:	Lawrence M. Goldman
Title:	Chief Administrative Officer and General Counsel

BEACH POINT ADVISORS LLC

By:	/s/ Lawrence M. Goldman
Name:	Lawrence M. Goldman
Title:	Chief Administrative Officer and General Counsel

BPC OPPORTUNITIES FUND LP

By:	BPC Opportunities Fund GP LP, its general partner

By:	/s/ Lawrence M. Goldman
Name:	Lawrence M. Goldman
Title:	Chief Administrative Officer and General Counsel

BPC OPPORTUNITIES FUND GP LP

By:	/s/ Lawrence M. Goldman
Name:	Lawrence M. Goldman
Title:	Chief Administrative Officer and General Counsel

CUSIP No. 44044K101	13G	Page 11 of 12 Pages

EXHIBIT INDEX

Exhibit I   -   Joint Filing Agreement

CUSIP No. 44044K101	13G	Page 12 of 12 Pages

EXHIBIT I

Joint Filing Agreement

THIS JOINT FILING AGREEMENT is entered into as of December 19, 2011,  by and among the parties signatories hereto.  The undersigned hereby agree that the Statement on Schedule 13G with respect to the shares of Common Stock, par value $0.01 per share, of Horizon Lines, Inc. is, and any amendment thereafter signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended.

BEACH POINT SCF I LP

By:	Beach Point Advisors LLC, its general partner

By:	/s/ Lawrence M. Goldman
Name:	Lawrence M. Goldman
Title:	Chief Administrative Officer and General Counsel

BEACH POINT ADVISORS LLC

By:	/s/ Lawrence M. Goldman
Name:	Lawrence M. Goldman
Title:	Chief Administrative Officer and General Counsel

BPC OPPORTUNITIES FUND LP

By:	BPC Opportunities Fund GP LP, its general partner

By:	/s/ Lawrence M. Goldman
Name:	Lawrence M. Goldman
Title:	Chief Administrative Officer and General Counsel

BPC OPPORTUNITIES FUND GP LP

By:	/s/ Lawrence M. Goldman
Name:	Lawrence M. Goldman
Title:	Chief Administrative Officer and General Counsel